CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

23rd August 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose copies the following documents for your attention:

1. Resolutions passed at the Extraordinary General Meeting ("EGM") held on 22nd August 2006; and
2. Announcement on EGM Poll Results published today in The Standard.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\CPA6-MB\AGM & EGM\2006.08.22 EGM\Ltr - Post EGM.doc

ORDINARY RESOLUTIONS

OF

CATHAY PACIFIC AIRWAYS LIMITED

Passed on 22nd August 2006

At the Extraordinary General Meeting of the Shareholders of the Company duly convened and held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Tuesday, 22nd August 2006, the following resolutions were passed:

Ordinary Resolutions:

1. THAT the Connected Transactions and the entering into by the Company of the Restructuring Agreement (a copy of which agreement has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) are hereby approved for the purposes of the connected transactions rules in the Listing Rules (terms defined in the circular to shareholders of the Company dated 6th July 2006 having the same meanings when used in this resolution).

2. THAT the allotment and issue by the Company of Cathay Shares to SPAC and CITIC Pacific under the Restructuring Agreement are hereby approved for the purposes of all other applicable requirements of the Listing Rules (terms defined in the circular to shareholders of the Company dated 6th July 2006 having the same meanings when used in this resolution).

3. THAT subject to the resolutions herein numbered 1 and 2 being passed as Ordinary Resolutions of the Company, the authorised share capital of the Company be increased from HK$780,000,000 to HK$1,000,000,000 by the creation of additional 1,100,000,000 ordinary shares of HK$0.20 each, such ordinary shares to rank pari passu upon issue in all respects with the ordinary shares of HK$0.20 each in issue on the date of allotment, including the right to all dividends and other distributions declared, made or paid at any time after such date.

C.D. Pratt
Chairman

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Extraordinary General Meeting held on 22nd August 2006 – Poll Results

Reference is made to the Joint Announcement dated 8th June 2006 and the circular to shareholders dated 6th July 2006 (the "Circular") regarding, *inter alia*, the Restructuring Agreement entered into by the Company with Air China, CNAC Limited, CITIC Pacific and SPAC on 8th June 2006 and the Transaction. Terms defined in the Circular have the same meanings when used in this announcement.

Following are the poll results in respect of the resolutions proposed at the Extraordinary General Meeting of Cathay Pacific Airways Limited held on 22nd August 2006 (the "EGM"):

	Ordinary Resolutions	No. of Votes (%)	
		For	Against
1.	To approve the Connected Transactions and the entering into by the Company of the Restructuring Agreement.	286,740,312 (99.0709%)	2,689,000 (0.9291%)
2.	To approve the allotment and issue by the Company of Cathay Shares to SPAC and CITIC Pacific under the Restructuring Agreement.	286,652,312 (99.0706%)	2,689,000 (0.9294%)
3.	To approve the increase of the authorised share capital of the Company from HK$780,000,000 to HK$1,000,000,000.	2,606,474,866 (99.8958%)	2,719,000 (0.1042%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The full text of the resolutions is set out in the notice of the EGM dated 6th July 2006.

(2) The total number of shares entitling the holder to attend and vote for or against resolutions No. 1 and No. 2 at the EGM: 962,207,140 shares. The total number of shares entitling the holder to attend and vote for or against resolution No. 3 at the EGM: 3,383,160,848 shares. Every member present in person or by proxy has one vote for every share of which he is the holder.

(3) As stated in the Circular, SPAC and CITIC Pacific, which respectively owned 1,561,600,246 shares (46.16%) and 859,353,462 shares (25.40%) in the issued share capital of the Company as at the date of the EGM, and their associates (as defined in the Listing Rules) have abstained from voting on Ordinary Resolution Nos. 1 and 2 at the EGM.

(4) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the EGM, excluding the shares held by SPAC and CITIC Pacific and their associates, was nil.

(5) Computershare Hong Kong Investor Services Limited, registrars of the Company, acted as scrutineer for the vote-taking at the EGM.

(6) The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Robert Woods, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 22nd August 2006

SWIRE

CATHAY PACIFIC

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

24th August 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390
2006 Interim Report

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the 2006 Interim Report of the Company for your record.

Please note that 10 copies of the Report are also sent to Mr. Thomas DiVivo of The Bank of New York.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC

Stock code: 00293


CATHAY PACIFIC CARGO

Cathay Pacific Airways Limited

2006 INTERIM REPORT

SWIRE


Cathay Pacific
Dragonair
Air Hong Kong

Contents

CORPORATE INFORMATION

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong

Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is
http://www.cathaypacific.com

DESIGN: FORMAT LIMITED www.format.com.hk
This interim report is printed on paper that is 100% chlorine-free, with 50% regenerated fibre and pulp from commercially managed forest.

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to 92 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946, and continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a global transportation hub. In addition to our fleet of 98 wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport. Cathay Pacific and its subsidiaries and associates employ over 23,000 staff in Hong Kong. The airline's major shareholders are Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.

Cathay Pacific is a shareholder in AHK Air Hong Kong Limited ("AHK"), an all cargo carrier that offers scheduled services in the Asian region, Air China Limited ("Air China") and Hong Kong Dragon Airlines Limited ("Dragonair") and has announced plans to make Dragonair a wholly owned subsidiary.

We are a founding member of the **one**world global alliance whose combined network serves some 600 destinations worldwide.

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2006	2005	Change
		Six months ended 30th June		
Results				
Turnover	*HK$ million*	27,086	23,884	+13.4%
Profit attributable to Cathay Pacific shareholders	*HK$ million*	1,668	1,670	-0.1%
Earnings per share	*HK cents*	49.3	49.5	-0.4%
Dividend per share	*HK cents*	20.0	20.0	-
Profit margin	*%*	7.3	7.8	-0.5%pt

		30th June	31st December	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	36,343	34,968	+3.9%
Net borrowings	*HK$ million*	7,577	9,050	-16.3%
Shareholders' funds per share	*HK$*	10.7	10.3	+3.9%
Net debt/equity ratio	*Times*	0.21	0.26	-0.05 times

OPERATING STATISTICS — CATHAY PACIFIC

		2006	2005	Change
		Six months ended 30th June		
Available tonne kilometres ("ATK")	*Million*	9,126	8,446	+8.1%
Passengers carried	*'000*	8,144	7,333	+11.1%
Passenger load factor	*%*	79.1	78.1	+1.0%pt
Passenger yield	*HK cents*	45.8	47.2	-3.0%
Cargo carried	*'000 tonnes*	573	518	+10.6%
Cargo and mail load factor	*%*	67.7	65.9	+1.8%pt
Cargo and mail yield	*HK$*	1.69	1.75	-3.4%
Cost per ATK	*HK$*	2.19	2.19	-
Cost per ATK without fuel	*HK$*	1.56	1.58	-1.3%
Aircraft utilisation	*Hours per day*	12.7	12.6	+0.8%
On-time performance	*%*	87.7	86.9	+0.8%pt

In the first six months of our 60th anniversary, the Group made an attributable profit to shareholders of HK$1,668 million. This was a creditable performance given that the average price of fuel into plane increased by 28.5% to US$2.0 per American gallon.

Turnover was HK$27,086 million, up 13.4% from HK$23,884 million last year. The number of passengers carried increased 11.1% to 8.1 million, compared with a 10.8% increase in capacity. Passenger yield declined 3.0% to HK45.8 cents despite strong demand from first and business class passengers. Demand for cargo services out of Hong Kong was also strong. Cargo tonnage carried increased 10.6% to 572,552 tonnes. Cargo yield was HK$1.69, down from HK$1.75 last year.

Our fuel expenditure increased by 30.4% to HK$8,681 million. Fuel surcharges levied only offset part of our increased fuel cost. Our unit cost excluding fuel fell 1.3% as we reduced costs and made continued progress in improving productivity.

Foremost amongst our expansion plans is to make Dragonair a wholly owned subsidiary, which will create significant value. As part of these plans Air China is to become a shareholder in the Group, and we will increase our existing stake in Air China.

As previously announced we wish to build and operate our own cargo terminal at Hong Kong International Airport with an eventual planned annual capacity of five million tonnes. This will enable us to pursue our aggressive cargo growth plans, make significant cost savings, introduce product innovation and strengthen Hong Kong's position as a global logistics hub.

Fleet expansion continues apace. Following our biggest new aircraft order in December 2005 for 16 Boeing 777-300ERs we exercised part of our previously announced purchase rights by ordering a further two aircraft for delivery in 2009. Our order for this aircraft type increased to 18. We also ordered six new Boeing 747-400ERF, Extended Range Freighters, for delivery in 2008 and 2009.

In July, we took delivery of a Boeing 777-300 and our second Boeing 747-400BCF, Boeing Converted Freighter. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on a further six. Our 100th aircraft, an Airbus A330-300, will arrive this month.

Additional services continue to strengthen our network. We commenced a freighter service to Chennai and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore. The inclusion of Stockholm and Toronto from September will bring to 30 the number of destinations in our freighter network. Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

Our expansion plans show the confidence we have in our future and in the future of Hong Kong. Our full-year results, which should benefit from the acquisition of Dragonair, will continue to be heavily influenced by the price of fuel and related surcharges. We remain single-minded in our mission to deliver superior service and value to our customers, to grow our business profitably and to strengthen Hong Kong as a global hub and gateway to Mainland China.

Christopher Pratt
Chairman
Hong Kong, 9th August 2006

Despite the continued high fuel prices, we have continued to invest in our product, services, aircraft and infrastructure. As announced we plan for Dragonair to become a wholly owned subsidiary which will further strengthen Hong Kong's position as a global aviation hub and, in addition, we are to increase our shareholding in Air China from 10% and Air China is to become a 17.5% shareholder in Cathay Pacific. These steps will create one of the world's strongest airline groupings.

AWARD WINNING PRODUCTS AND SERVICES

- Cathay Pacific was named "Airline of the Year 2006" by both *Air Transport World* magazine and OAG. With these awards we held four "Airline of the Year" awards concurrently, with recognition also from respected travel industry magazine TTG Asia and Skytrax Research.

- We were, for the second consecutive year, named the "Best Inflight Travel Retailer in Asia Pacific" by travel retail publisher Raven Fox.

- Our airport staff won four Customer Service Excellence Awards from the Hong Kong Association for Customer Service Excellence, including a Gold Award for Field & Special Service.

- Our Hong Kong lounges, The Wing and The Pier, won "Best Airport Lounge" in the South China Morning Post and Harper's Bazaar Style Awards.

- Cathay Pacific's "I Scream" TV commercial took the top honour at the "12th Annual Most Popular TV Commercial Awards" organised by Asia Television and the Hong Kong Advertisers Association.

HUB DEVELOPMENT

- We commenced a new freighter service to Chennai and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore.

- Stockholm and Toronto will join the freighter network from September, bringing the number of destinations to 30.

- Additional passenger services were mounted to Adelaide, Frankfurt, Rome and Seoul.

- We plan to build and operate the world's largest cargo terminal at Hong Kong International Airport, strengthening its status as a global logistics hub. It will have an annual capacity of up to five million tonnes. Subject to a successful tendering, the first phase would be completed in 2009.

- Our revised shareholding in Dragonair will enable us to connect our international network to Dragonair's short haul services to Mainland China and other secondary regional destinations.

- In addition, our close relationship with Air China will further the development of both Hong Kong and Beijing as gateways and hubs for Mainland China.

THE GROWING FLEET

- We exercised part of our previously announced purchase rights for additional Boeing 777-300ER aircraft by committing to purchase two more. Our order for this aircraft increased to 18. They will be delivered between September 2007 and June 2010.

- We ordered six new Boeing 747-400ERF freighters for delivery in 2008 and 2009.

- In July, we took delivery of a Boeing 777-300 and our second Boeing 747-400BCF. A third is due in September.

- Another three converted freighters will arrive in 2007 and we have conversion options on six more.

- Our 100th aircraft, an Airbus A330-300, will arrive this month.

FLEET PROFILE

Aircraft type	Number as at 30th June 2006: Owned	Leased: Finance	Leased: Operating	Total	Firm orders: '06	Firm orders: '07	Firm orders: '08 and beyond	Firm orders: Total	Expiry of operating leases: '07	'08	'11	'12	Purchase rights
Aircraft operated by Cathay Pacific:													
747-400	21		3	**24**[a]	2[b]	3[c]		**5**	1			2	
747-200F	4	3		**7**									
747-400F	2	4		**6**									
747-400BCF	1			**1**									
747-400ERF							6	**6**					
777-200	1	4		**5**									
777-300	1	10		**11**	1			**1**					
777-300ER						5[d]	13[d]	**18**					20[e]
A330-300	3	20	3	**26**	1	2	3[f]	**6**			3		
A340-300		11	4	**15**							4		
A340-600			3	**3**					2	1			
Total	33	52	13	**98**	4	10	22	**36**	3	1	7	2	20
Aircraft operated by AHK:													
A300-600F	2	6		**8**									

(a) Three aircraft under reconfiguration.

(b) One aircraft on 9 year operating lease.

(c) Two aircraft on 8 and 9 year operating leases.

(d) Two aircraft on 10 year operating leases.

(e) Purchase rights for aircraft delivered by 2017.

(f) Aircraft on 7.5 year operating leases.

- Our all-cargo subsidiary AHK took delivery of its seventh and eighth Airbus A300-600F general freighters in May and June.

PIONEER IN TECHNOLOGY

- We are a leader in the development of self-service check-in through the internet and at airport kiosks, which provide improved customer service and greater efficiency.
- Passenger e-ticket arrangements are now in place with all existing **one**world partners. Other airlines are being added.
- All e-ticket holders are now entitled to check-in and select the seat of their choice online.
- A new version of our website, cathaypacific.com, was launched offering passengers greater navigation convenience and access to a more sophisticated ticket booking engine.
- Cathay Pacific is pioneering the introduction of paperless cargo, the e-ticket equivalent for the air freight industry.

PARTNERSHIPS

- Japan Airlines formally joined the **one**world alliance, of which we are a founding member.
- Hungary's Malev and Royal Jordanian Airlines have also formally expressed their intention to join **one**world.
- Dublin-based Aer Lingus, another **one**world founding member, has decided to leave the alliance in 2007.

ENVIRONMENT

- Our 2005 Environment Report was published in March and is now available online at www.cathaypacific.com.
- We continue to improve fuel efficiency through fuel saving practices, such as investment in new and fuel efficient aircraft. Our Climate Change Task Group is working towards the development of a formalised position on climate change.
- We began an initiative to collect aluminium cans and plastic bottles on all inbound flights for recycling starting March 2006.
- The Asian Waterbird Conservation Fund was officially launched by The World Wide Fund for Nature (WWF). This was established thanks for an initial donation of HK$500,000 by Cathay Pacific.

CONTRIBUTION TO THE COMMUNITY

- We concluded our second 15-month "I Can Fly" aviation and community service programme, in which 1,000 local youngsters took part.
- We sponsored major cultural and sporting events in Hong Kong including the International Chinese New Year Night Parade, the Rugby Sevens and Hong Kong International Races.
- Cathay Pacific remains a leading sponsor of the Life Education Activity Programme, LEAP, which teaches young people about the dangers of drug abuse and promotes healthy lifestyles. LEAP reaches 80,000 students in more than 160 schools each year.
- Our Change for Good collections for UNICEF, the United Nations Children's Fund, have raised more than HK$62 million since 1991. A portion goes to the Cathay Pacific Wheelchair Bank.

COMMITMENT TO STAFF

- Cathay Pacific and its subsidiaries and associates employ over 34,400 people worldwide. More than 11,500 Cathay Pacific staff are Hong Kong-based and a further 11,800 work for local associates, making the Cathay Pacific Group one of Hong Kong's biggest employers.
- We hired our 2,000th pilot and our 7,000th cabin crew.
- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

CATHAY PACIFIC AIRWAYS LIMITED

Passenger services

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2006	2005	Change	2006	2005	Change	Change
North Asia	6,822	6,365	+7.2%	70.0	69.6	+0.4%pt	-5.7%
South West Pacific and South Africa	7,096	7,310	-2.9%	77.9	72.6	+5.3%pt	-3.0%
South East Asia and Middle East	8,991	8,352	+7.7%	74.9	72.6	+2.3%pt	+1.5%
Europe	9,108	7,593	+20.0%	83.2	87.3	-4.1%pt	-6.0%
North America	11,797	9,915	+19.0%	84.9	85.2	-0.3%pt	+0.5%
Overall	43,814	39,535	+10.8%	79.1	78.1	+1.0%pt	-3.0%

- Passenger revenue increased 8.7% to HK$15,941 million, a record for the first six months of the year.
- We carried 8.1 million passengers, an 11.1% increase from 7.3 million passengers carried last year.
- Passenger yield declined 3.0% to HK45.8 cents.
- Demand from first and business class passengers remained strong. Competition, particularly on long haul routes, caused yield in economy class to fall.
- Additional services were mounted to Adelaide, Frankfurt, Rome and Seoul.
- North America was our highest sales region outside Hong Kong.
- Regional fifth-freedom flights faced continued competition from budget carriers.
- In South East Asia, sales improved and load factors were up. Services to India, Philippines and Thailand showed encouraging performances.
- Taiwan remained strong despite continued pricing pressures.
- Australia performed satisfactorily in the face of strong competition on connecting services to Europe.
- Despite increased capacity, load factors on European flights, including London, remained high. Yields, however, came under pressure.

Cargo services

	ATK (million)			Load factor (%)			Yield
	2006	2005	Change	2006	2005	Change	Change
Cathay Pacific	4,959	4,685	+5.8%	67.7	65.9	+1.8%pt	-3.4%

- In the first six months of the year we carried 572,552 tonnes of freight, a 10.6% improvement on last year. There was a sharp increase in transshipment tonnage.
- Cargo revenue increased 4.9% with sustained growth in the shipment of goods from Hong Kong.
- Cargo capacity increased 5.8%, the average load factor was 67.7% and yield declined to HK$1.69.
- We plan to build a self-handling cargo terminal at Hong Kong International Airport. With an annual capacity of up to five million tonnes it will be the world's largest facility. It will save costs and enable Cathay Pacific Cargo to provide new service and products to customers.
- We launched a new freighter service to Chennai in June and increased our frequency to Atlanta, Dallas, Delhi, Mumbai, Penang and Singapore.
- Stockholm and Toronto will join our network from September, bringing the number of destinations in our freighter network to 30.
- Two wet-leased freighters were returned to Air Atlanta Icelandic and Southern Air Inc. at the end of March and June.
- We took delivery of our second Boeing 747-400BCF. A third converted freighter is due in September. Three more will arrive in 2007 and conversion options remain on six more.
- We also ordered six new Boeing 747-400ERFs for delivery in 2008 and 2009.

REVIEW OF SUBSIDIARIES AND ASSOCIATES

AHK Air Hong Kong Limited ("AHK")

- AHK operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo.
- In May and June, AHK took delivery of two new Airbus A300-600F general freighters, increasing its fleet size to eight.
- As a result of the network expansion, capacity increased by 2.8%. Load factor increased by 5.6% points while yield increased slightly by 0.4%. The company recorded a satisfactory profit in the first half of 2006.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS recorded a satisfactory interim profit with strong meal volumes. The average meal production increased by 6.0% over last year and January's monthly average meals per day of 60,500 was the highest on record.
- The profit margin declined as a result of customer airlines' continued cost control initiatives.
- Profits from the overseas kitchens were satisfactory. The operations of the Toronto and Vancouver kitchens improved while the Taipei operation was adversely affected by increased food cost.

Hong Kong Airport Services Limited ("HAS")

- HAS recorded a satisfactory interim profit. Traffic volumes continued to grow in an increasingly competitive environment.
- Cost reduction initiatives and productivity improvements continue to be a primary focus.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO recorded an interim profit of HK$398 million, a 38% increase over 2005.

- The majority of the growth came from increased heavy maintenance in both HAECO's hangars in Hong Kong and its subsidiary Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") in Xiamen. TAECO's results were assisted by the opening of its fourth double bay hangar. Line maintenance at Hong Kong International Airport and engine overhaul by Hong Kong Aero Engine Services Limited ("HAESL") also produced satisfactory results.

- The HAECO group is currently running its facilities at near full capacity. HAECO's second hangar at Hong Kong International Airport is scheduled to open later this year.

- TAECO's fifth hangar at Xiamen is on track to open in mid-2007 and a sixth hangar will also be constructed with an opening planned by the end of 2008. HAESL's engine-build workshop extension will open in the second half of 2007.

Hong Kong Dragon Airlines Limited ("Dragonair")

- Dragonair recorded a loss in the first half of 2006 as high fuel prices continued to affect the airline's profitability. The systemwide fuel price increased by 32.0% over last year and fuel costs now account for 29.0% of the airline's total operating costs.

- Passenger revenue increased by 8.5%. The airline carried 2.6 million passengers, 10.2% more than last year. Passenger load factor increased by 0.5% point to 64.6% while passenger yield reduced by 1.5%.

- Cargo revenue increased by 7.5%. The airline carried 188,180 tonnes of cargo during the period, 4.6% increase from last year. Cargo capacity increased with freighter services to New York commencing in April 2005 and increased frequencies to Frankfurt from April 2006. Cargo load factor increased slightly by 0.4% point to 72.0%. Cargo yield decreased by 6.7% as the airline faced increased competition and operated more long haul freighter services.

- Dragonair started a new passenger service to Shenyang via Dalian in March 2006. The airline now serves 31 destinations in Asia, including 23 in Mainland China. It also operates freighter services to major cities in Asia, Europe, Middle East and the United States.

- Two operating lease Airbus A330s were delivered in January and April respectively. As at 30 June 2006, Dragonair had a passenger aircraft fleet of ten Airbus A320s, six Airbus A321s and 15 Airbus A330s. Among them, one Airbus A320 and three Airbus A330s were wet leased to Air China. The airline also had four Boeing 747 freighters.

- One operating lease Airbus A330 will be delivered in October and two Boeing 747-400BCFs will be delivered in October and December respectively.

FINANCIAL REVIEW

TURNOVER

	Group		Cathay Pacific	
	Six months ended 30th June		Six months ended 30th June	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Passenger services	**15,941**	14,660	**15,941**	14,660
Cargo services	**6,314**	5,981	**5,656**	5,394
Catering, recoveries and other services	**4,831**	3,243	**4,196**	2,637
Turnover	**27,086**	23,884	**25,793**	22,691

- *Passenger turnover increased by 8.7%, against a 10.8% increase in capacity.*
- *Cathay Pacific's cargo turnover recorded a growth of 4.9% against a 5.8% increase in capacity.*
- *Catering, recoveries and other services increased by 49.0%.*

OPERATING EXPENSES

Net operating expenses after deduction of Group recoveries of HK$4,153 million (2005: HK$2,597 million) and Cathay Pacific recoveries of HK$4,196 million (2005: HK$2,637 million) are analysed as follows:-

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2006 HK$M	2005 HK$M	**Change**	**2006 HK$M**	2005 HK$M	**Change**
Staff	**4,709**	4,581	**+2.8%**	**4,273**	4,149	**+3.0%**
Inflight service and passenger expenses	**907**	866	**+4.7%**	**907**	866	**+4.7%**
Landing, parking and route expenses	**3,188**	2,850	**+11.9%**	**3,096**	2,780	**+11.4%**
Fuel	**5,896**	5,257	**+12.2%**	**5,756**	5,151	**+11.7%**
Aircraft maintenance	**2,512**	1,891	**+32.8%**	**2,470**	1,862	**+32.7%**
Aircraft depreciation and operating leases	**2,424**	2,389	**+1.5%**	**2,385**	2,319	**+2.8%**
Other depreciation and operating leases	**401**	398	**+0.8%**	**300**	301	**-0.3%**
Commissions	**299**	273	**+9.5%**	**299**	273	**+9.5%**
Others	**480**	647	**-25.8%**	**394**	586	**-32.8%**
Net operating expenses	**20,816**	19,152	**+8.7%**	**19,880**	18,287	**+8.7%**
Net finance charges	**177**	210	**-15.7%**	**121**	171	**-29.2%**
Total net operating expenses	**20,993**	19,362	**+8.4%**	**20,001**	18,458	**+8.4%**

OPERATING EXPENSES (continued)

- Staff cost increased as staff numbers rose.
- Inflight service and passenger expenses rose due to an 11.1% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of a 28.5% increase in the average into plane fuel price to US$2.0 per American gallon and a 7.3% increase in consumption.
- Fuel hedging gains increased by HK$513 million to HK$720 million and include unrealised mark to market gains of HK$590 million (2005: HK$52 million).
- Aircraft maintenance increased as a result of the larger operating fleet and the pattern of spend, driven by engine shop visits and hangar checks, being biased to the first half of the year.
- Cost per ATK remained at HK$2.19 while the cost per ATK without fuel decreased by 1.3%.

FINANCIAL POSITION

- Additions to fixed assets were HK$1,751 million, comprising HK$1,670 million for aircraft and related equipment and HK$81 million for other equipment and buildings.
- Borrowings decreased by 5.2% to HK$21,279 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 56% at fixed rates of interest net of derivatives.
- Liquid funds, 73% of which are denominated in US dollars, increased by 2.0% to HK$13,722 million.
- Net borrowings decreased by 16.3% to HK$7,577 million.
- Funds attributable to Cathay Pacific shareholders increased by 3.9% to HK$36,343 million whilst the net debt/equity ratio decreased to 0.21 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2005 annual report.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CATHAY PACIFIC AIRWAYS LIMITED

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 13 to 24.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the Directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the period ended 30th June 2006.

KPMG
Certified Public Accountants
Hong Kong, 9th August 2006

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2006 – Unaudited

	Note	2006 HK$M	2005 HK$M	2006 US$M	2005 US$M
Turnover					
Passenger services		15,941	14,660	2,044	1,879
Cargo services		6,314	5,981	810	767
Catering, recoveries and other services		4,831	3,243	619	416
Total turnover	2	27,086	23,884	3,473	3,062
Expenses					
Staff		(4,709)	(4,581)	(604)	(587)
Inflight service and passenger expenses		(1,067)	(985)	(137)	(126)
Landing, parking and route expenses		(3,674)	(3,314)	(471)	(425)
Fuel		(8,681)	(6,655)	(1,113)	(853)
Aircraft maintenance		(2,512)	(1,891)	(322)	(243)
Aircraft depreciation and operating leases		(2,424)	(2,400)	(311)	(308)
Other depreciation and operating leases		(401)	(398)	(51)	(51)
Commissions		(299)	(273)	(38)	(35)
Others		(1,202)	(1,252)	(154)	(161)
Operating expenses		(24,969)	(21,749)	(3,201)	(2,789)
Operating profit	3	2,117	2,135	272	273
Finance charges		(797)	(786)	(102)	(101)
Finance income		620	576	79	74
Net finance charges	4	(177)	(210)	(23)	(27)
Share of profits of associates		130	132	17	17
Profit before tax		2,070	2,057	266	263
Taxation	5	(316)	(307)	(41)	(39)
Profit for the period		1,754	1,750	225	224
Profit attributable to					
Cathay Pacific shareholders		1,668	1,670	214	214
Minority interests		86	80	11	10
		1,754	1,750	225	224
Dividends					
Interim declared	6	677	676	87	87
Earnings per share					
Basic	7	49.3¢	49.5¢	6.3¢	6.3¢
Diluted	7	49.2¢	49.3¢	6.3¢	6.3¢
Dividend per share	6	20.0¢	20.0¢	2.6¢	2.6¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 18 to 24 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 30th June 2006 – Unaudited

	Note	30th June 2006 HK$M	31st December 2005 HK$M	30th June 2006 US$M	31st December 2005 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	49,883	50,156	6,395	6,430
Intangible assets	9	265	260	34	33
Investments in associates		1,785	1,731	229	222
Other long-term receivables and investments		6,227	5,453	798	699
		58,160	57,600	7,456	7,384
Long-term liabilities		(26,731)	(27,745)	(3,427)	(3,557)
Related pledged security deposits		8,072	8,853	1,035	1,135
Net long-term liabilities	10	(18,659)	(18,892)	(2,392)	(2,422)
Retirement benefit obligations		(94)	(72)	(12)	(9)
Deferred taxation		(6,523)	(6,460)	(836)	(828)
		(25,276)	(25,424)	(3,240)	(3,259)
Net non-current assets		32,884	32,176	4,216	4,125
Current assets and liabilities					
Stock		642	657	82	84
Trade and other receivables	11	7,046	6,538	904	838
Liquid funds		13,722	13,459	1,759	1,726
		21,410	20,654	2,745	2,648
Current portion of long-term liabilities		(3,980)	(4,849)	(510)	(622)
Related pledged security deposits		1,360	1,286	174	165
Net current portion of long-term liabilities	10	(2,620)	(3,563)	(336)	(457)
Trade and other payables	12	(8,416)	(7,625)	(1,079)	(978)
Unearned transportation revenue		(4,082)	(3,864)	(523)	(495)
Taxation		(2,479)	(2,527)	(318)	(324)
		(17,597)	(17,579)	(2,256)	(2,254)
Net current assets		3,813	3,075	489	394
Net assets		36,697	35,251	4,705	4,519
CAPITAL AND RESERVES					
Share capital	13	677	676	87	87
Reserves		35,666	34,292	4,573	4,396
Funds attributable to Cathay Pacific shareholders		36,343	34,968	4,660	4,483
Minority interests		354	283	45	36
Total equity		36,697	35,251	4,705	4,519

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 18 to 24 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2006 – Unaudited

	2006 HK$M	2005 HK$M	2006 US$M	2005 US$M
Operating activities				
Cash generated from operations	4,761	3,880	610	497
Dividends received from associates	78	135	10	17
Interest received	100	71	13	9
Net interest paid	(446)	(316)	(57)	(40)
Tax paid	(345)	(211)	(44)	(27)
Net cash inflow from operating activities	4,148	3,559	532	456
Investing activities				
Net decrease/(increase) in other long-term receivables and investments	39	(104)	5	(13)
Sales of fixed assets	5	9	1	1
Receipts from repayment of loan and capital reduction from associates	2	9	–	1
Payments for fixed and intangible assets	(1,644)	(2,819)	(211)	(361)
Net (increase)/decrease in liquid funds other than cash and cash equivalents	(503)	447	(65)	57
Net cash outflow from investing activities	(2,101)	(2,458)	(270)	(315)
Financing activities				
New financing	929	2,859	119	367
Shares issued	17	68	2	9
Loan and finance lease repayments	(2,489)	(1,733)	(319)	(222)
Dividends paid – to shareholders	(947)	(1,520)	(121)	(195)
– to minority interests	(15)	(12)	(2)	(2)
Net cash outflow from financing activities	(2,505)	(338)	(321)	(43)
(Decrease)/increase in cash and cash equivalents	(458)	763	(59)	98
Cash and cash equivalents at 1st January	4,267	2,657	547	341
Effect of exchange differences	37	(88)	5	(12)
Cash and cash equivalents at 30th June	3,846	3,332	493	427

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 18 to 24 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2006 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2005	676	26,492	7,531	228	30	11	34,968	283	35,251
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(205)	–	(205)	–	(205)
– deferred tax recognised	–	–	–	–	25	–	25	–	25
– transferred to profit for the period	–	–	–	–	(29)	–	(29)	–	(29)
Revaluation surplus recognised during the period	–	–	–	839	–	–	839	–	839
Exchange differences	–	–	–	–	–	7	7	–	7
Net gain/(loss) recognised directly in equity	–	–	–	839	(209)	7	637	–	637
Profit for the period	–	1,668	–	–	–	–	1,668	86	1,754
Total recognised profit/(loss) for the period	–	1,668	–	839	(209)	7	2,305	86	2,391
2005 final dividend	–	(947)	–	–	–	–	(947)	–	(947)
Dividends paid to minority interests	–	–	–	–	–	–	–	(15)	(15)
Share options exercised	1	–	16	–	–	–	17	–	17
Total transactions with shareholders	1	(947)	16	–	–	–	(930)	(15)	(945)
At 30th June 2006	677	27,213	7,547	1,067	(179)	18	36,343	354	36,697

The notes on pages 18 to 24 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2005 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2004	674	25,496	7,455	493	(1,285)	22	32,855	134	32,989
Prior period adjustment for financial derivatives	–	(106)	–	–	–	–	(106)	–	(106)
At 1st January 2005	674	25,390	7,455	493	(1,285)	22	32,749	134	32,883
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	1,152	–	1,152	–	1,152
– deferred tax recognised	–	–	–	–	(129)	–	(129)	–	(129)
– transferred to profit for the period	–	–	–	–	(34)	–	(34)	–	(34)
Revaluation deficit recognised during the period	–	–	–	(127)	–	–	(127)	–	(127)
Exchange differences	–	–	–	–	–	(2)	(2)	–	(2)
Net (loss)/gain recognised directly in equity	–	–	–	(127)	989	(2)	860	–	860
Profit for the period	–	1,670	–	–	–	–	1,670	80	1,750
Total recognised profit/(loss) for the period	–	1,670	–	(127)	989	(2)	2,530	80	2,610
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)	–	(1,520)
Dividends paid to minority interests	–	–	–	–	–	–	–	(12)	(12)
Share options exercised	2	–	66	–	–	–	68	–	68
Total transactions with shareholders	2	(1,520)	66	–	–	–	(1,452)	(12)	(1,464)
At 30th June 2005	676	25,540	7,521	366	(296)	20	33,827	202	34,029

The notes on pages 18 to 24 form part of these accounts.

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2005 annual report.

The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2006 HK$M	2005 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**10,606**	9,037
– Japan, Korea and Taiwan	**4,301**	3,901
South West Pacific and South Africa	**1,918**	1,760
South East Asia and Middle East	**3,228**	2,887
Europe	**3,094**	3,136
North America	**3,939**	3,163
	27,086	23,884

Countries included in each region are defined in the 2005 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2005 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2006 HK$M	2005 HK$M
Revenue – external sales		
– Passenger services	**15,941**	14,660
– Cargo services	**6,314**	5,981
	22,255	20,641
Unallocated revenue		
– Catering, recoveries and other services	**4,831**	3,243
	27,086	23,884

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2005 annual report.

3. OPERATING PROFIT

	Six months ended 30th June 2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	866	948
– Owned	1,133	1,023
Amortisation of intangible assets	19	25
Operating lease rentals		
– Land and buildings	200	192
– Aircraft and related equipment	589	591
– Others	18	19
Operating lease income		
– Aircraft and related equipment	–	(11)
Cost of stock expensed	760	644
Exchange differences	8	(47)
Auditors' remuneration	3	3
Income from listed investments	(25)	(5)
Income from unlisted investments	(51)	(40)

4. NET FINANCE CHARGES

	Six months ended 30th June 2006 HK$M	2005 HK$M
Net interest charges comprise:		
– Obligations under finance leases	685	713
– Interest income on related security deposits, notes and bonds	(313)	(385)
	372	328
– Bank loans and overdrafts	90	53
– Other loans wholly repayable within five years	22	15
– Other loans not wholly repayable within five years	–	3
	484	399
Income from liquid funds:		
– Funds with investment managers and other liquid investments	(198)	(90)
– Bank deposits and other receivables	(101)	(97)
	(299)	(187)
Financial derivatives:		
– Interest income	(8)	(4)
– Interest expenses	–	2
	(8)	(2)
	177	210

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. TAXATION

	Six months ended 30th June	
	2006 **HK$M**	2005 HK$M
Current tax expenses		
– Hong Kong profits tax	24	21
– Overseas tax	160	155
– Under provision for prior years	42	–
Deferred tax		
– Origination and reversal of temporary differences	90	131
	316	307

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. DIVIDENDS

On 9th August 2006, the Board of Directors declared an interim dividend of HK¢20 per share (2005: HK¢20 per share) for the period ended 30th June 2006. This interim dividend which totals HK$677 million (2005: HK$676 million) will be paid on 3rd October 2006 to shareholders registered at the close of business on 8th September 2006. The share register will be closed from 4th September 2006 to 8th September 2006, both dates inclusive.

The interim dividend will increase by HK$110 million if the proposed new shares, as described in note 13 to the accounts, are issued prior to 4th September 2006.

7. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,668 million (2005: HK$1,670 million) by the daily weighted average number of shares in issue throughout the period of 3,382 million (2005: 3,374 million) shares and 3,389 million (2005: 3,385 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 **million**	2005 million
Weighted average number of ordinary shares used in calculating basic earnings per share	3,382	3,374
Deemed issue of ordinary shares for no consideration	7	11
Weighted average number of ordinary shares used in calculating diluted earnings per share	3,389	3,385

8. FIXED ASSETS

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Total HK$M
Cost				
At 1st January 2006	76,380	2,876	4,522	83,778
Exchange differences	–	3	4	7
Additions	1,670	80	1	1,751
Disposals	(177)	(27)	–	(204)
At 30th June 2006	77,873	2,932	4,527	85,332
Accumulated depreciation				
At 1st January 2006	30,311	1,888	1,423	33,622
Exchange differences	–	2	2	4
Charge for the period	1,835	84	80	1,999
Disposals	(149)	(27)	–	(176)
At 30th June 2006	31,997	1,947	1,505	35,449
Net book value				
At 30th June 2006	45,876	985	3,022	49,883
At 31st December 2005	46,069	988	3,099	50,156

Fixed assets at 30th June 2006 include leased assets of HK$28,208 million (31st December 2005: HK$28,890 million).

9. INTANGIBLE ASSETS

	Goodwill HK$M	Computer systems HK$M	Total HK$M
Cost			
At 1st January 2006	176	582	758
Additions	–	24	24
At 30th June 2006	176	606	782
Accumulated amortisation			
At 1st January 2006	–	498	498
Charge for the period	–	19	19
At 30th June 2006	–	517	517
Net book value			
At 30th June 2006	176	89	265
At 31st December 2005	176	84	260

10. LONG-TERM LIABILITIES

	30th June 2006		31st December 2005	
	Current HK$M	Non-current HK$M	Current HK$M	Non-current HK$M
Long-term loans	421	4,525	1,652	4,611
Obligations under finance leases	2,199	14,134	1,911	14,281
	2,620	18,659	3,563	18,892

11. TRADE AND OTHER RECEIVABLES

	30th June 2006 HK$M	31st December 2005 HK$M
Trade debtors	3,617	3,448
Derivative financial assets	1,464	886
Other receivables and prepayments	1,952	2,192
Due from associates	13	12
	7,046	6,538

	30th June 2006 HK$M	31st December 2005 HK$M
Analysis of trade debtors by age:		
Current	3,592	3,408
One to three months overdue	22	38
More than three months overdue	3	2
	3,617	3,448

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

12. TRADE AND OTHER PAYABLES

	30th June 2006 HK$M	31st December 2005 HK$M
Trade creditors	3,040	3,019
Derivative financial liabilities	541	313
Other payables	4,642	3,937
Due to associates	106	211
Due to other related companies	67	91
Bank overdrafts – unsecured	20	54
	8,416	7,625

	30th June 2006 HK$M	31st December 2005 HK$M
Analysis of trade creditors by age:		
Current	2,512	2,421
One to three months overdue	445	463
More than three months overdue	83	135
	3,040	3,019

13. SHARE CAPITAL

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2006, 3,382,854,348 shares were in issue (31st December 2005: 3,380,632,348 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days

13. SHARE CAPITAL (continued)

immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Hong Kong Financial Reporting Standard 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2006 Number of shares	2005 Number of shares
Movements in options outstanding comprise:		
At 1st January	16,077,500	26,494,500
Options exercised	(2,222,000)	(9,039,500)
At 30th June	13,855,500	17,455,000
Options vested at 30th June	13,855,500	17,455,000

No option was granted under the Scheme during the period.

	2006	2005
Details of share options exercised during the period:		
Exercise date	10/1/06-30/6/06	7/1/05-28/6/05
Proceeds received (HK$)	16,598,340	67,525,065
Weighted average closing share price immediately before the exercise date (HK$)	13.85	14.56

On 8th June 2006, the Company, Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited entered into a Restructuring Agreement in respect of which a joint announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders. An Extraordinary General Meeting will be held on 22nd August 2006 to approve the transactions contemplated under this agreement. Under this agreement, Hong Kong Dragon Airlines Limited will become a wholly owned subsidiary of the Company and Air China Limited will become a significant shareholder in the Company. The Company will also increase its existing shareholding in Air China Limited.

Upon completion ("Completion") of the Restructuring Agreement, the Company's authorised share capital will increase from 3,900,000,000 shares of HK$0.20 each to 5,000,000,000 shares of HK$0.20 each and the Company will issue 548,045,724 new shares of HK$0.20 each at an issue price of HK$13.50 per share.

Under the Restructuring Agreement, Swire Pacific Limited and CITIC Pacific Limited have agreed to recommend to the Board of the Company that as soon as practicable following Completion, and in any event no later than 60 days following Completion, the Company will pay a special interim dividend of HK$0.32 per share, in aggregate being a payment of approximately HK$1,258 million in cash by the Company

13. SHARE CAPITAL (continued)

assuming 3,930,830,072 shares are in issue at the relevant time. Any such special interim dividend will be financed by the Company's internal cash resources. A further announcement will be made in relation to the payment of the special dividend when details have been finalised.

14. COMMITMENTS AND CONTINGENCIES

(a) Outstanding commitments for capital expenditure authorised at the end of the period but not provided for in the accounts:

	30th June 2006 HK$M	31st December 2005 HK$M
Authorised and contracted for	22,672	16,724
Authorised but not contracted for	3,072	1,034
	25,744	17,758

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2006 HK$M	31st December 2005 HK$M
Associate	18	18
Staff	200	200
	218	218

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the European Commission and United States Department of Justice and has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States and is aware of two recently filed civil complaints in Canada, all of which relate to Company imposed surcharges. The Company is represented by legal counsel and intends to defend these actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

15. FINANCIAL RISK MANAGEMENT

Exposure to fluctuations in foreign exchange rates, interest rates and fuel prices are reviewed regularly and positions amended to comply with policies and guidelines.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules on the Stock Exchange throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

DIRECTORS' INTERESTS

At 30th June 2006, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00050
Tony Tyler	5,000	0.00015

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2006 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons, all being beneficial interests:

	No. of shares	Percentage of issued capital	Types of interest (Note)
1. Swire Pacific Limited	1,566,233,246	46.30	Beneficial owner
2. John Swire & Sons Limited	1,566,233,246	46.30	Attributable interest [a]
3. CITIC Pacific Limited	859,353,462	25.40	Beneficial owner and attributable interest [b]

Note: At 30th June 2006 :

(a) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in the 1,566,233,246 shares of the Company directly held by Swire Pacific Limited by virtue of the John Swire & Sons Limited group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 31.34% of the issued share capital and approximately 53.59% of the voting rights.

(b) CITIC Pacific Limited was beneficial owner of 71,600,000 shares of the Company. In addition, each of CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited had an attributable interest in 787,753,462 shares of the Company which were held by their wholly owned subsidiaries as follows: 214,851,154 shares held by Custain Limited, 191,922,273 shares held by Easerich Investments Inc., 189,057,762 shares held by Motive Link Holdings Inc., and 191,922,273 shares held by Smooth Tone Investments Ltd.

(c) Following the entering into of the Restructuring Agreement dated 8th June 2006 between Air China Limited, the Company, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited:

(i) China National Aviation Holding Company, the holding company of Air China Limited and China National Aviation Company Limited, was deemed interested in a total of 687,895,263 shares of the Company, comprising 288,596,335 shares to be issued by the Company to China National Aviation Company Limited, 40,128,292 shares to be acquired by Air China Limited from Swire Pacific Limited and 359,170,636 shares to be acquired by Air China Limited from CITIC Pacific Limited upon completion;

(ii) CITIC Pacific Limited was deemed interested in a total of 1,049,330,107 shares of the Company, including 189,976,645 shares to be issued by the Company to CITIC Pacific Limited upon completion; and

(iii) John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire Pacific Limited were deemed interested in a total of 1,617,635,657 shares of the Company, including 51,402,411 shares to be issued by the Company to Swire Pacific Limited upon completion.

大股東

根據《證券及期貨條例》第三百三十六條設置的股份權益及淡倉登記冊於二零零六年六月三十日顯示，公司已獲通知以下由大股東及其他人士持有的公司股份權益，全部均為實益。

	股份數目	佔已發行股本百分率	權益類別（註）
1. 太古股份有限公司	1,566,233,246	46.30	實益擁有人
2. 英國太古集團有限公司	1,566,233,246	46.30	應佔權益 (a)
3. 中信泰富有限公司	859,353,462	25.40	實益擁有人及應佔權益 (b)

註：於二零零六年六月三十日：

(a) 由於英國太古集團有限公司集團直接或間接擁有相當於約31.34% 已發行股本及約53.59% 投票權的太古股份有限公司股份權益，英國太古集團有限公司及其全資附屬公司香港太古集團有限公司均被視為擁有太古股份有限公司直接持有的1,566,233,246股本公司股份權益。

(b) 中信泰富有限公司實益擁有71,600,000股本公司股份。此外，中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 各自於787,753,462股本公司股份中有應佔權益，該等股權由兩者的全資附屬公司持有如下：Custain Limited 持有214,851,154股，Easerich Investments Inc. 持有191,922,273股，Motive Link Holdings Inc. 持有189,057,762股及 Smooth Tone Investments Ltd. 持有191,922,273股。

(c) 在中國國際航空股份有限公司、本公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司於二零零六年六月八日訂立重組協議後：

(i) 中國航空集團公司，即中國國際航空股份有限公司及中航興業有限公司的控股公司，被視為擁有共687,895,263股本公司股份的權益，該等股份包括於完成後公司將向中航興業有限公司發行的288,596,335股、中國國際航空股份有限公司將向太古股份有限公司收購的40,128,292股及中國國際航空股份有限公司將向中信泰富有限公司收購的359,170,636股；

(ii) 中信泰富有限公司被視為擁有共1,049,330,107股本公司股份的權益，該等股份包括公司於完成後向中信泰富有限公司發行的189,976,645股；及

(iii) 英國太古集團有限公司、香港太古集團有限公司及太古股份有限公司被視為擁有共1,617,635,657股本公司股份的權益，該等股份包括公司於完成後向太古股份有限公司發行的51,402,411股。

按上市規則所需提供資料

企業管治

在中期報告所述的會計期內，公司均有遵守聯交所上市規則附錄十四《企業管治常規守則》(「常規守則」) 內所載的所有守則條文及大部分建議最佳常規。

公司已自行採納一套關於董事及有關僱員 (常規守則所界定者) 進行證券交易的守則，此守則不低於上市規則附錄十《上市公司董事進行證券交易的標準守則》(「標準守則」) 所訂的標準。

全體董事已就查詢而確認，於本中期報告所述的會計期內，各董事均有遵守標準守則所列的標準及公司所訂有關董事進行證券交易的守則。

董事權益

於二零零六年六月三十日，根據《證券及期貨條例》第三百五十二條規定設置的名冊顯示，董事在國泰航空有限公司的股份中持有以下實益 (全屬個人權益)：

	股份數目	佔已發行股本百分率
陳南祿	9,000	0.00027
梁德基	17,000	0.00050
湯彥麟	5,000	0.00015

除上述者外，國泰航空有限公司任何董事或最高行政人員並無實益或非實益擁有於國泰航空有限公司或其任何相聯法團 (根據《證券及期貨條例》第 XV 部的含義) 的股份、相關股份 (包括期權) 或債權證的權益或淡倉。

14. 承擔及或有事項

(a) 於期終時已批准但未在賬目中撥備有關資本開支的尚餘付款承擔如下：

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
已批准並已訂約	22,672	16,724
已批准但未訂約	3,072	1,034
	25,744	17,758

(b) 截至期終時為銀行貸款及其他負債所提供的擔保尚餘欠款如下：

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
聯屬公司	18	18
員工	200	200
	218	218

(c) 公司在若干情況下承諾將集團租賃安排的回報率維持於指定水平。董事局並不認為可就該等或有事項可能造成的財務影響作實際的評估。

(d) 公司於眾多法域課税，多年來在其中部分法域仍存在税務爭議。對於可能實現的結果並可作出可靠估計的爭議，已就其預期結果撥出準備。然而，最終結果尚未確定，最後的負債可能超過所撥的準備。

(e) 公司正面對歐洲委員會及美國司法部對其貨物空運業務的調查，而公司一直與有關當局合作進行調查。調查主要是關於定價及競爭的問題，現正由法律代表為公司處理有關的調查事宜。

公司在美國數宗民事集體訴訟案件中被列為被告人，並知悉近期有兩宗民事訴訟在加拿大提出，全部均與公司徵收附加費有關。公司正由法律代表就該等訴訟作出抗辯。

調查工作及集體訴訟行動一直持續進行，結果尚未確定。現階段公司不能就可能承擔的負債作出評估，因此未能為此撥出準備。

15. 財務風險管理

我們定期檢討匯率、息率及航油價格變動帶來的風險，並按政策及指引調整對冲部署。

13. 股本（續）

給予認股權日之前五個交易日於聯交所的平均收市價的八成或股份面值，以較高者為準。計劃現已結束，在回顧的期間內，再無認股權可根據該計劃而發行。各參與者可獲授的股權未有超過根據計劃授予的認股權所能認購的最高股份總數的百分之零點三二。

於授出認股權當日，即一九九九年三月十五日，根據計劃以行使價每股港幣七點四七元授出的認股權相當於68,327,000股股份。除在有限情況外，相等於五成上述股份的認股權可於二零零二年三月十五日開始行使，而餘數則可於二零零四年三月十五日開始行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

因為認股權是在二零零二年十一月七日前授出的，所以該計劃並不須要採納香港財務報告準則第2 號「以股份為基礎的償付」的要求。

認股權行使後，股東權益按已行使的認股權數目相應增加。認股權以每股港幣七點四七元行使。

	二零零六年 股份數目	二零零五年 股份數目
尚未行使認股權的變動包括：		
一月一日的結餘	16,077,500	26,494,500
已行使的認股權	(2,222,000)	(9,039,500)
六月三十日的結餘	13,855,500	17,455,000
六月三十日可行使的認股權	13,855,500	17,455,000

期內並無根據這項計劃授出任何認股權。

	二零零六年	二零零五年
期內已行使的認股權詳情：		
行使日	10/1/06-30/6/06	7/1/05-28/6/05
所得收益（港幣）	16,598,340	67,525,065
緊接行使日前的加權平均收市股價（港幣）	13.85	14.56

本公司、中國國際航空股份有限公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司於二零零六年六月八日簽訂一份重組協議，並於二零零六年六月八日就該協議刊發聯合公告，以及於二零零六年七月六日將有關通函發送各股東。公司將於二零零六年八月二十二日召開特別股東大會通過此協議所擬進行的交易。根據此協議，港龍航空有限公司將成為公司旗下的全資附屬公司，而中國國際航空股份有限公司則成為公司的重要股東。公司亦將增持中國國際航空股份有限公司的現有股權。

完成重組協議（「完成」）後，公司的法定股本將由3,900,000,000股每股港幣零點二元增至5,000,000,000股每股港幣零點二元，而公司將以發行價每股港幣十三點五元發行548,045,724股每股港幣零點二元的新股。

根據重組協議，太古股份有限公司及中信泰富有限公司同意向公司董事局建議，在完成後公司於可行範圍內盡快，及於任何情況下，不遲於完成後的六十天內支付一項特別中期股息，每股港幣零點三二元，假設於有關時間已發行的股份為3,930,830,072股，公司共須支付現金約港幣十二億五千八百萬元。該等特別中期股息將由公司撥出內部現金資源支付。在落實有關支付特別股息的詳情後，將另行刊發公告。

11. 貿易及其他應收款項

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
貿易應收賬項	3,617	3,448
衍生財務資產	1,464	886
其他應收及預繳款項	1,952	2,192
應收聯屬公司賬項	13	12
	7,046	6,538

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
貿易應收賬項賬齡分析如下：		
即期	3,592	3,408
逾期一至三個月	22	38
逾期三個月以上	3	2
	3,617	3,448

集團通常給予顧客三十天信貸期，或依循當地同業準則在若干情況下以銀行擔保或其他財務抵押品保障部分債項。

12. 貿易及其他應付款項

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
貿易應付賬項	3,040	3,019
衍生財務負債	541	313
其他應付款項	4,642	3,937
應付聯屬公司賬項	106	211
應付其他關連公司賬項	67	91
無抵押銀行透支	20	54
	8,416	7,625

	二零零六年六月三十日 港幣百萬元	二零零五年十二月三十一日 港幣百萬元
貿易應付賬項賬齡分析如下：		
即期	2,512	2,421
逾期一至三個月	445	463
逾期三個月以上	83	135
	3,040	3,019

13. 股本

在回顧期內，集團並無回購、出售或贖回公司任何股份。於二零零六年六月三十日，已發行股份數目為3,382,854,348股（二零零五年十二月三十一日：3,380,632,348股）。

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」），以鼓勵航空機組人員對公司業績作出貢獻。所有參與該計劃者均為航空機組人員，各支付港幣一元以獲認股權，使其有權認購公司股份，認購價為不低於公司股票在

8. 固定資產

	飛機及有關設備 港幣百萬元	其他設備 港幣百萬元	物業 港幣百萬元	總額 港幣百萬元
成本				
二零零六年一月一日的結餘	76,380	2,876	4,522	83,778
匯兌差額	–	3	4	7
增購	1,670	80	1	1,751
出售	(177)	(27)	–	(204)
二零零六年六月三十日的結餘	77,873	2,932	4,527	85,332
累積折舊				
二零零六年一月一日的結餘	30,311	1,888	1,423	33,622
匯兌差額	–	2	2	4
本期折舊	1,835	84	80	1,999
出售	(149)	(27)	–	(176)
二零零六年六月三十日的結餘	31,997	1,947	1,505	35,449
賬面淨值				
二零零六年六月三十日的結餘	45,876	985	3,022	49,883
二零零五年十二月三十一日的結餘	46,069	988	3,099	50,156

於二零零六年六月三十日的固定資產中包括租賃資產港幣二百八十二億零八百萬元（二零零五年十二月三十一日：港幣二百八十八億九千萬元）。

9. 無形資產

	商譽 港幣百萬元	電腦系統 港幣百萬元	總額 港幣百萬元
成本			
二零零六年一月一日的結餘	176	582	758
增購	–	24	24
二零零六年六月三十日的結餘	176	606	782
累積攤銷			
二零零六年一月一日的結餘	–	498	498
本期攤銷	–	19	19
二零零六年六月三十日的結餘	–	517	517
賬面淨值			
二零零六年六月三十日的結餘	176	89	265
二零零五年十二月三十一日的結餘	176	84	260

10. 長期負債

	二零零六年六月三十日		二零零五年十二月三十一日	
	流動 港幣百萬元	非流動 港幣百萬元	流動 港幣百萬元	非流動 港幣百萬元
長期借款	421	4,525	1,652	4,611
籌資租賃責任	2,199	14,134	1,911	14,281
	2,620	18,659	3,563	18,892

5. 稅項

	截至六月三十日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
即期稅項開支		
– 香港利得稅	24	21
– 海外稅	160	155
– 歷年準備不足	42	–
遞延稅項		
– 暫時差異的產生及逆轉	90	131
	316	307

香港利得稅以本期的估計應課稅溢利按稅率百分之十七點五（二零零五年：百分之十七點五）計算。海外稅以集團在應課稅的國家，按當地稅率計算。稅項準備就法例、慣例及商討情況的改變而作出定期檢討。

6. 股息

董事局於二零零六年八月九日宣佈截至二零零六年六月三十日止的中期股息為每股港幣二十仙（二零零五年：每股港幣二十仙），合共港幣六億七千七百萬元（二零零五年：港幣六億七千六百萬元），將於二零零六年十月三日派發予於二零零六年九月八日辦公時間結束時登記於股東名冊上的股東。股票過戶手續將於二零零六年九月四日至二零零六年九月八日（包括首尾兩天）暫停辦理。

如賬目附註13所述建議發行的新股在二零零六年九月四日前發行，則中期股息將增加港幣一億一千萬元。

7. 每股盈利

每股基本盈利及每股攤薄盈利是以國泰航空股東應佔溢利港幣十六億六千八百萬元（二零零五年：港幣十六億七千萬元）除以期內已發行每日加權平均股份數目分別為三十三億八千二百萬股（二零零五年：三十三億七千四百萬股）及三十三億八千九百萬股（二零零五年：三十三億八千五百萬股）。後者按股份認購權的影響而作出調整。

	二零零六年 百萬	二零零五年 百萬
用以計算每股基本盈利的加權平均普通股數目	3,382	3,374
視作已發行而毋須代價的普通股	7	11
用以計算每股攤薄盈利的加權平均普通股數目	3,389	3,385

3. 營業溢利

	截至六月三十日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
下列各費用/(收益)已包括在營業溢利中：		
固定資產折舊		
– 租賃	**866**	948
– 擁有	**1,133**	1,023
無形資產攤銷	**19**	25
營業租賃租金		
– 土地及樓宇	**200**	192
– 飛機及有關設備	**589**	591
– 其他	**18**	19
營業租賃收入		
– 飛機及有關設備	**–**	(11)
已支出的存貨成本	**760**	644
匯兑差額	**8**	(47)
核數師酬金	**3**	3
上市投資的收入	**(25)**	(5)
非上市投資的收入	**(51)**	(40)

4. 財務支出淨額

	截至六月三十日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元
利息支出淨額如下：		
– 籌資租賃責任	**685**	713
– 有關抵押存款、票據及債券的利息收入	**(313)**	(385)
	372	328
– 銀行借款及透支	**90**	53
– 須於五年內全部清還的其他借款	**22**	15
– 毋須於五年內全部清還的其他借款	**–**	3
	484	399
來自流動資金的收入：		
– 專業投資管理資金及其他流動投資	**(198)**	(90)
– 銀行存款及其他應收款項	**(101)**	(97)
	(299)	(187)
財務衍生工具：		
– 利息收入	**(8)**	(4)
– 利息開支	**–**	2
	(8)	(2)
	177	210

在上列數字中，因配對安排而帶來的財務收入及支出已化為淨額。

1. 編製基準及會計政策

本未經審核的中期報告是根據與二零零五年報告書所載的主要會計政策相符的基準編製。

本中期報告是根據香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「上市規則」)的披露要求而編製。

2. 營業總額

營業總額包括向第三者提供的運輸服務、航空飲食、收回款項及其他服務的收益。

(a) 按地理區域所作的第一申報

	截至六月三十日止六個月 二零零六年 港幣百萬元	截至六月三十日止六個月 二零零五年 港幣百萬元
按銷售來源計算的營業總額：		
北亞		
– 香港及中國內地	10,606	9,037
– 日本、韓國及台灣	4,301	3,901
西南太平洋及南非	1,918	1,760
東南亞及中東	3,228	2,887
歐洲	3,094	3,136
北美	3,939	3,163
	27,086	23,884

各地區所包括的國家已於二零零五年報告書中界定。區域業績、區域資產及區域負債的地理分析因二零零五年報告書所列舉的理由而不予披露。

(b) 按業務區分所作的第二申報

	截至六月三十日止六個月 二零零六年 港幣百萬元	截至六月三十日止六個月 二零零五年 港幣百萬元
收益 — 對外銷售		
– 客運服務	15,941	14,660
– 貨運服務	6,314	5,981
	22,255	20,641
未分配收益		
– 航空飲食、收回款項及其他服務	4,831	3,243
	27,086	23,884

集團從事兩個主要業務分部：透過公司從事客運業務，以及透過公司及一家附屬公司從事貨運業務。航空飲食、收回款項及輔助集團主要業務的其他航機支援服務包括在未分配收益內。

按業務區分的資產淨值分析因二零零五年報告書列舉的理由而不予披露。

綜合股東權益變動表

截至二零零五年六月三十日止六個月 — 未經審核

	國泰航空股東應佔部分							少數股東權益	股東權益總額
			不可派發						
	股本 港幣百萬元	保留溢利 港幣百萬元	股份溢價 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	資本贖回儲備及其他 港幣百萬元	總額 港幣百萬元	港幣百萬元	港幣百萬元
二零零四年十二月三十一日的結餘	674	25,496	7,455	493	(1,285)	22	32,855	134	32,989
就財務衍生工具作出的前期調整	–	(106)	–	–	–	–	(106)	–	(106)
二零零五年一月一日的結餘	674	25,390	7,455	493	(1,285)	22	32,749	134	32,883
現金流量對沖變動									
– 於期內確認	–	–	–	–	1,152	–	1,152	–	1,152
– 已確認遞延稅項	–	–	–	–	(129)	–	(129)	–	(129)
– 轉撥至期內溢利	–	–	–	–	(34)	–	(34)	–	(34)
於期內確認的重估減值	–	–	–	(127)	–	–	(127)	–	(127)
匯兌差額	–	–	–	–	–	(2)	(2)	–	(2)
直接於股東權益確認的（虧損）/盈利淨額	–	–	–	(127)	989	(2)	860	–	860
期內溢利	–	1,670	–	–	–	–	1,670	80	1,750
期內確認的溢利/（虧損）總額	–	1,670	–	(127)	989	(2)	2,530	80	2,610
二零零四年末期股息	–	(1,520)	–	–	–	–	(1,520)	–	(1,520)
支付少數股東股息	–	–	–	–	–	–	–	(12)	(12)
行使認股權	2	–	66	–	–	–	68	–	68
與股東交易總額	2	(1,520)	66	–	–	–	(1,452)	(12)	(1,464)
二零零五年六月三十日的結餘	676	25,540	7,521	366	(296)	20	33,827	202	34,029

第18至24頁附註為此報表的一部分。

綜合股東權益變動表

截至二零零六年六月三十日止六個月 — 未經審核

	國泰航空股東應佔部分		不可派發					少數股東權益	股東權益總額
	股本 港幣百萬元	保留溢利 港幣百萬元	股份溢價 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	資本贖回儲備及其他 港幣百萬元	總額 港幣百萬元	港幣百萬元	港幣百萬元
二零零五年十二月三十一日的結餘	676	26,492	7,531	228	30	11	34,968	283	35,251
現金流量對沖變動									
– 於期內確認	–	–	–	–	(205)	–	(205)	–	(205)
– 已確認遞延稅項	–	–	–	–	25	–	25	–	25
– 轉撥至期內溢利	–	–	–	–	(29)	–	(29)	–	(29)
於期內確認的重估增值	–	–	–	839	–	–	839	–	839
匯兌差額	–	–	–	–	–	7	7	–	7
直接於股東權益確認的盈利/(虧損)淨額	–	–	–	839	(209)	7	637	–	637
期內溢利	–	1,668	–	–	–	–	1,668	86	1,754
期內確認的溢利/(虧損)總額	–	1,668	–	839	(209)	7	2,305	86	2,391
二零零五年末期股息	–	(947)	–	–	–	–	(947)	–	(947)
支付少數股東股息	–	–	–	–	–	–	–	(15)	(15)
行使認股權	1	–	16	–	–	–	17	–	17
與股東交易總額	1	(947)	16	–	–	–	(930)	(15)	(945)
二零零六年六月三十日的結餘	677	27,213	7,547	1,067	(179)	18	36,343	354	36,697

第18至24頁附註為此報表的一部分。

綜合現金流量表

截至二零零六年六月三十日止六個月 — 未經審核

	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 百萬美元	二零零五年 百萬美元
營運業務				
業務帶來的現金	4,761	3,880	610	497
收取聯屬公司股息	78	135	10	17
已收利息	100	71	13	9
已付利息淨額	(446)	(316)	(57)	(40)
已付稅項	(345)	(211)	(44)	(27)
來自營運業務的現金流入淨額	4,148	3,559	532	456
投資業務				
其他長期應收款項及投資減少/(增加)淨額	39	(104)	5	(13)
出售固定資產	5	9	1	1
聯屬公司還款及減資所得收入	2	9	–	1
固定及無形資產支出	(1,644)	(2,819)	(211)	(361)
除現金及視同庫存現金外的流動資金(增加)/減少淨額	(503)	447	(65)	57
投資業務的現金流出淨額	(2,101)	(2,458)	(270)	(315)
融資業務				
新融資	929	2,859	119	367
發行股票	17	68	2	9
償還借款及籌資租賃責任	(2,489)	(1,733)	(319)	(222)
已派股息 – 股東	(947)	(1,520)	(121)	(195)
– 少數股東權益	(15)	(12)	(2)	(2)
融資業務的現金流出淨額	(2,505)	(338)	(321)	(43)
現金及視同庫存現金(減少)/增加	(458)	763	(59)	98
於一月一日結算的現金及視同庫存現金	4,267	2,657	547	341
匯兌差額的影響	37	(88)	5	(12)
於六月三十日結算的現金及視同庫存現金	3,846	3,332	493	427

賬目的編製及列述以功能貨幣港幣計值，美元數字只作補充資料，一美元伸算為港幣七元八角。

第18至24頁附註為此報表之一部分。

綜合資產負債表

二零零六年六月三十日結算 — 未經審核

	附註	二零零六年 六月三十日 港幣百萬元	二零零五年 十二月三十一日 港幣百萬元	二零零六年 六月三十日 百萬美元	二零零五年 十二月三十一日 百萬美元
資產及負債					
非流動資產及負債					
固定資產	8	49,883	50,156	6,395	6,430
無形資產	9	265	260	34	33
於聯屬公司的投資		1,785	1,731	229	222
其他長期應收款項及投資		6,227	5,453	798	699
		58,160	57,600	7,456	7,384
長期負債		(26,731)	(27,745)	(3,427)	(3,557)
相關已抵押存款		8,072	8,853	1,035	1,135
長期負債淨額	10	(18,659)	(18,892)	(2,392)	(2,422)
退休福利責任		(94)	(72)	(12)	(9)
遞延税項		(6,523)	(6,460)	(836)	(828)
		(25,276)	(25,424)	(3,240)	(3,259)
非流動資產淨值		32,884	32,176	4,216	4,125
流動資產及負債					
存貨		642	657	82	84
貿易及其他應收款項	11	7,046	6,538	904	838
流動資金		13,722	13,459	1,759	1,726
		21,410	20,654	2,745	2,648
長期負債的流動部分		(3,980)	(4,849)	(510)	(622)
相關已抵押存款		1,360	1,286	174	165
長期負債的流動部分淨額	10	(2,620)	(3,563)	(336)	(457)
貿易及其他應付款項	12	(8,416)	(7,625)	(1,079)	(978)
未獲運輸收益		(4,082)	(3,864)	(523)	(495)
税項		(2,479)	(2,527)	(318)	(324)
		(17,597)	(17,579)	(2,256)	(2,254)
流動資產淨值		3,813	3,075	489	394
資產淨值		36,697	35,251	4,705	4,519
資本及儲備					
股本	13	677	676	87	87
儲備		35,666	34,292	4,573	4,396
國泰航空股東應佔資金		36,343	34,968	4,660	4,483
少數股東權益		354	283	45	36
股東權益總額		36,697	35,251	4,705	4,519

賬目的編製及列述以功能貨幣港幣計值，美元數字只作補充資料，一美元伸算為港幣七元八角。

第18至24頁附註為此報表的一部分。

綜合損益賬

截至二零零六年六月三十日止六個月 — 未經審核

	附註	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 百萬美元	二零零五年 百萬美元
營業額					
客運服務		15,941	14,660	2,044	1,879
貨運服務		6,314	5,981	810	767
航空飲食、收回款項及其他服務		4,831	3,243	619	416
營業總額	2	27,086	23,884	3,473	3,062
開支					
員工		(4,709)	(4,581)	(604)	(587)
機上服務及乘客開支		(1,067)	(985)	(137)	(126)
著陸、停泊及航線開支		(3,674)	(3,314)	(471)	(425)
燃料		(8,681)	(6,655)	(1,113)	(853)
飛機維修		(2,512)	(1,891)	(322)	(243)
飛機折舊及營業租賃		(2,424)	(2,400)	(311)	(308)
其他折舊及營業租賃		(401)	(398)	(51)	(51)
佣金		(299)	(273)	(38)	(35)
其他		(1,202)	(1,252)	(154)	(161)
營業開支		(24,969)	(21,749)	(3,201)	(2,789)
營業溢利	3	2,117	2,135	272	273
財務支出		(797)	(786)	(102)	(101)
財務收入		620	576	79	74
財務支出淨額	4	(177)	(210)	(23)	(27)
應佔聯屬公司溢利		130	132	17	17
除稅前溢利		2,070	2,057	266	263
稅項	5	(316)	(307)	(41)	(39)
本期溢利		1,754	1,750	225	224
應佔溢利					
國泰航空股東		1,668	1,670	214	214
少數股東		86	80	11	10
		1,754	1,750	225	224
股息					
宣派中期股息	6	677	676	87	87
每股盈利					
基本	7	49.3 仙	49.5 仙	6.3 仙	6.3 仙
攤薄	7	49.2 仙	49.3 仙	6.3 仙	6.3 仙
每股股息	6	20.0 仙	20.0 仙	2.6 仙	2.6 仙

賬目的編製及列述以功能貨幣港幣計值，美元數字只作補充資料，一美元伸算為港幣七元八角。

第18至24頁附註為此報表的一部分。

致國泰航空有限公司董事局

引言

本核數師(以下簡稱「我們」)已按照貴公司的指示,審閱刊於第十三頁至第二十四頁的中期財務報表。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》(「上市規則」),上市公司必須以符合上市規則中相關的規定及香港會計師公會所頒佈的《香港會計準則》第34號 —「中期財務報告」的規定編製中期財務報表。中期財務報表由董事負責,並由董事核准通過。

我們的責任是根據我們審閱工作的結果,對中期財務報表提出獨立結論,並按照我們雙方所協定的應聘條款,僅向整體董事局報告。除此以外,我們的報告不可用作其他用途。我們概不就本報告的內容,對任何其他人士負責或承擔法律責任。

審閱工作

我們是按照香港會計師公會所頒佈的《核數準則》第700號 —「審閱中期財務報表的應聘服務」進行審閱。審閱工作主要包括向管理層作出查詢及分析中期財務報表,評估財務報表中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況除外。審閱不包括控制測試及資產、負債和交易驗證等審核程序。由於審閱的範圍遠較審核小,所給予的保證程度也較審核低,因此,我們不會對中期財務報表發表審核意見。

審閱結論

根據這項不構成審核的審閱工作,我們並沒有察覺截至二零零六年六月三十日止期間的中期財務報表需要作出任何重大的修訂。

畢馬威會計師事務所

執業會計師

香港,二零零六年八月九日

營業開支（續）

- 員工數目增加，導致員工成本上升。
- 乘客數目增加百分之十一點一，導致機上服務及乘客開支上升。
- 著陸、停泊及航線開支因航班增加而上升。
- 由於飛機燃油價格平均上漲百分之二十八點五至每美制加侖二美元，加上耗油量增加百分之七點三，導致燃料成本上升。
- 燃料對沖收益增加港幣五億一千三百萬元至港幣七億二千萬元，包括未變現市價計值收益港幣五億九千萬元（二零零五年：港幣五千二百萬元）。
- 由於營運機隊擴大，加上發動機維修及機架大修的開支集中於上半年，飛機維修成本因而增加。
- 每可用噸千米成本維持於港幣二點一九元，而除燃料外的每可用噸千米成本則下降百分之一點三。

財務狀況

- 固定資產增加港幣十七億五千一百萬元，包括用於飛機及相關設備港幣十六億七千萬元，其他設備及物業港幣八千一百萬元。
- 借款額減少百分之五點二至港幣二百一十二億七千九百萬元，須於二零一八年前全數清還，主要借款貨幣包括美元、港元、新加坡元及歐羅，在扣除衍生工具後，其中百分之五十六為定息借款。
- 流動資金增加百分之二至港幣一百三十七億二千二百萬元，其中百分之七十三以美元計算。
- 借款淨額減少百分之十六點三至港幣七十五億七千七百萬元。
- 國泰航空股東應佔資金增加百分之三點九至港幣三百六十三億四千三百萬元，而債務淨額股份比例則減至零點二一倍。
- 集團的財務風險管理與貨幣、息率及油價風險管理政策載於二零零五年報告書。

營業總額

	集團		國泰航空	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	二零零六年 港幣百萬元	二零零五年 港幣百萬元
客運服務	15,941	14,660	15,941	14,660
貨運服務	6,314	5,981	5,656	5,394
航空飲食、收回款項及其他服務	4,831	3,243	4,196	2,637
營業總額	27,086	23,884	25,793	22,691

– 客運營業額增加百分之八點七，可載客量則增加百分之十點八。

– 國泰航空貨運業務的營業額錄得百分之四點九的增長，可載貨量則增加百分之五點八。

– 航空飲食、收回款項及其他服務增加百分之四十九。

營業開支

扣除集團收回款項港幣四十一億五千三百萬元（二零零五年：港幣二十五億九千七百萬元）及國泰航空收回款項港幣四十一億九千六百萬元（二零零五年：港幣二十六億三千七百萬元）後的營業開支淨額分析如下：

	集團			國泰航空		
	截至六月三十日止六個月			截至六月三十日止六個月		
	二零零六年 港幣百萬元	二零零五年 港幣百萬元	變幅	二零零六年 港幣百萬元	二零零五年 港幣百萬元	變幅
員工	4,709	4,581	+2.8%	4,273	4,149	+3.0%
機上服務及乘客開支	907	866	+4.7%	907	866	+4.7%
著陸、停泊及航線開支	3,188	2,850	+11.9%	3,096	2,780	+11.4%
燃料	5,896	5,257	+12.2%	5,756	5,151	+11.7%
飛機維修	2,512	1,891	+32.8%	2,470	1,862	+32.7%
飛機折舊及營業租賃	2,424	2,389	+1.5%	2,385	2,319	+2.8%
其他折舊及營業租賃	401	398	+0.8%	300	301	-0.3%
佣金	299	273	+9.5%	299	273	+9.5%
其他	480	647	-25.8%	394	586	-32.8%
營業開支淨額	20,816	19,152	+8.7%	19,880	18,287	+8.7%
財務支出淨額	177	210	-15.7%	121	171	-29.2%
總營業開支淨額	20,993	19,362	+8.4%	20,001	18,458	+8.4%

香港飛機工程有限公司（「港機工程」）

- 港機工程錄得中期溢利港幣三億九千八百萬元，較二零零五年增加百分之三十八 。
- 增長主要是由於港機工程位於香港的機庫及其位於廈門的附屬公司廈門太古飛機工程有限公司（「廈門太古飛機工程」）的大型維修工程增加。廈門太古飛機工程第四個雙機位機庫啟用，亦對其業績帶來裨益。於香港國際機場提供的基地維修服務及香港航空發動機維修服務有限公司（「香港航空發動機維修服務」）的發動機大修服務亦獲得理想的業績。
- 目前港機工程集團的設施營運已接近飽和。港機工程於香港國際機場的第二個機庫預計於本年稍後時間啟用。
- 廈門太古飛機工程設於廈門的第五個機庫將於二零零七年中啟用，而第六個機庫的興建工程亦將展開，並計劃於二零零八年底前啟用。香港航空發動機維修服務的發動機裝建車間擴建工程將於二零零七年下半年啟用。

港龍航空有限公司（「港龍航空」）

- 由於油價高企繼續影響溢利，港龍航空於二零零六年上半年錄得虧損。整體油價較去年同期增加百分之三十二，現時燃料成本佔公司營業成本總額的百分之二十九。
- 乘客收益增加百分之八點五。該公司的載客人次達二百六十萬，較去年同期上升百分之十點二。乘客運載率增加零點五個百分點至百分之六十四點六，而乘客收益率則下降百分之一點五。
- 貨運收益增加百分之七點五。期內該公司運載貨物共十八萬八千一百八十噸，較去年增加百分之四點六。由於自二零零五年四月起開辦前往紐約的貨機服務及由二零零六年四月起加開往法蘭克福的班次，使可載貨量增加。貨物運載率微升零點四個百分點至百分之七十二，而貨物收益率則因公司面對競爭加劇及增加長途貨機航線而下降百分之六點七。
- 港龍航空於二零零六年三月增辦一條途經大連前往瀋陽的客運航線。該公司現時在亞洲服務三十一個航點，包括位於中國內地的二十三個航點，亦經營貨機服務前往亞洲、歐洲、中東及美國各主要城市。
- 分別於一月及四月接收兩架以營業租賃方式租用的空中巴士A330型飛機。截至二零零六年六月三十日，港龍航空客機機隊擁有十架空中巴士A320型、六架空中巴士A321型及十五架空中巴士 A330型飛機，其中一架空中巴士A320型及三架空中巴士A330型飛機以濕租方式租予國航使用。港龍航空亦擁有四架波音747型貨機。
- 將於十月接收一架以營業租賃方式租用的空中巴士A330型飛機，並分別於十月及十二月接收兩架波音747-400BCF型貨機。

- 本年首六個月共載貨物五十七萬二千五百五十二噸，較去年同期增加百分之十點六。轉運貨物噸數鋭增。

- 香港出口貨運量持續增長，使貨運收益增加百分之四點九。

- 可載貨量增加百分之五點八，平均運載率為百分之六十七點七，而收益率則下降至港幣一元六角九仙。

- 計劃於香港國際機場興建及營運貨站，每年可處理達五百萬噸貨物，將成為全球規模最大的貨站設施。興建貨站有助節省成本，讓國泰航空貨運業務為顧客提供嶄新的服務及產品。

- 於六月開辦前往晨奈的貨機航線，並加開前往亞特蘭大、達拉斯、德里、孟買、檳城及新加坡的班次。

- 斯德哥爾摩及多倫多將由九月起加入國泰網絡，使我們的貨機網絡航點增至三十個。

- 分別於三月底及六月向亞特蘭大航空公司及美國南方航空公司交還兩架濕租貨機。

- 已接收第二架波音747-400BCF型貨機，第三架改裝貨機於九月付運，另外三架將於二零零七年運抵，並有權選擇再改裝六架飛機。

- 另外已訂購六架新的波音747-400ERF型貨機，於二零零八及二零零九年付運。

附屬及聯屬公司回顧

香港華民航空有限公司(「華民航空」)

- 華民航空經營通宵貨運速遞服務，前往亞洲七個目的地，包括曼谷、大阪、檳城、首爾、新加坡、台北及東京。

- 華民航空於五月及六月接收兩架新的空中巴士A300-600F型貨機，使機隊規模增至八架飛機。

- 由於網絡擴大，可運載量相應增加百分之二點八。運載率增加五點六個百分點，而收益率則微升百分之零點四。該公司於二零零六年上半年錄得滿意的溢利。

國泰航空飲食服務(香港)有限公司(「國泰航空飲食服務」)

- 由於機餐銷量增加，國泰航空飲食服務錄得理想的中期溢利，平均製餐量較去年同期增加百分之六，一月份的每日平均製餐量為六萬零五百份，創下歷來最高紀錄。

- 由於航空公司客戶持續實施控制成本措施，導致公司的邊際利潤下降。

- 海外的航空飲食設施取得滿意的中期溢利。多倫多及溫哥華設施的營運有所改善，而台北設施則因食物價格上升而遭受不利的影響。

香港機場地勤服務有限公司(「香港機場地勤服務」)

- 香港機場地勤服務錄得滿意的中期溢利。在競爭日趨激烈的環境下，航班處理量繼續增長。

- 仍然致力減省成本及提高生產力。

國泰航空有限公司

客運服務

按地區劃分的可用座位千米數(「可用座位千米」)、運載率及收益率：

	可用座位千米數(百萬)			運載率(%)			收益率
	二零零六年	二零零五年	變幅	二零零六年	二零零五年	變幅	變幅
北亞	6,822	6,365	+7.2%	70.0	69.6	+0.4個百分點	-5.7%
西南太平洋及南非	7,096	7,310	-2.9%	77.9	72.6	+5.3個百分點	-3.0%
東南亞及中東	8,991	8,352	+7.7%	74.9	72.6	+2.3個百分點	+1.5%
歐洲	9,108	7,593	+20.0%	83.2	87.3	-4.1個百分點	-6.0%
北美	11,797	9,915	+19.0%	84.9	85.2	-0.3個百分點	+0.5%
整體	43,814	39,535	+10.8%	79.1	78.1	+1.0個百分點	-3.0%

- 乘客收益增加百分之八點七至港幣一百五十九億四千一百萬元，創上半年新高。
- 載客數目為八百一十萬人次，較去年同期的七百三十萬增加百分之十一點一。
- 乘客收益率下降百分之三至港幣四十五點八仙。
- 頭等及商務客運需求依然殷切。競爭導致經濟客艙收益率下降，長途航線的競爭尤其劇烈。
- 加開航班前往阿德萊德、法蘭克福、羅馬及首爾。
- 北美是香港以外營業額最高的地區。
- 各區第五航權航班持續面對廉價航空公司帶來的競爭。
- 東南亞區營業額獲得改善，運載率上升。前往印度、菲律賓及泰國的航線表現令人鼓舞。
- 台灣方面，雖然票價持續受壓，但表現仍然強勁。
- 澳洲方面，前往歐洲的航班接駁服務面對激烈競爭，但表現仍令人滿意。
- 儘管可運載量增加，歐洲航班(包括倫敦)的運載率依然處於高水平，惟收益率卻面對壓力。

貨運服務

	可用噸千米數(百萬)			運載率(%)			收益率
	二零零六年	二零零五年	變幅	二零零六年	二零零五年	變幅	變幅
國泰航空	4,959	4,685	+5.8%	67.7	65.9	+1.8個百分點	-3.4%

環保事宜

- 公司的「二零零五年環境報告書」於三月發表，現登載於 www.cathaypacific.com。
- 公司透過各種節省燃料措施，如投資於新型省油飛機等，以繼續改善燃油效益。氣候轉變工作小組正致力就如何處理氣候轉變問題制定正式的公司立場。
- 由二零零六年三月開始在所有來港航班回收鋁罐和塑膠瓶循環再做。
- 國泰航空捐出港幣五十萬元給世界自然基金會成立亞洲水鳥保育基金。

回饋社會

- 第二屆「飛躍理想計劃」已圓滿結束，這項為期十五個月的航空及社會服務計劃，共有一千名香港青少年參加。
- 公司贊助香港多項主要文化及體育活動，包括「新春國際匯演之夜」、「香港七人欖球賽」及「香港國際賽馬日」。
- 國泰航空繼續擔任「生活教育活動計劃」的主要贊助機構，這計劃教育年輕人有關濫用藥物的禍害和推動健康生活。「生活教育活動計劃」每年接觸超過一百六十間學校共約八萬名學生。
- 為聯合國兒童基金會籌款的「零錢布施」計劃，自一九九一年以來已籌得超過港幣六千二百萬元，部分善款撥捐「國泰愛心兒童輪椅庫」。

對僱員的承諾

- 國泰航空連同其附屬及聯屬公司在全球僱用超過三萬四千四百名員工，當中超過一萬一千五百名為國泰航空駐港員工，另有一萬一千八百名員工為本地聯屬公司工作，使集團成為香港最大的僱主之一。
- 公司已僱用第二千名機師及第七千名機艙服務員。
- 國泰航空參照營運地區的法例、行業慣例、市場環境和員工個人及公司表現，定期檢討人力資源及薪酬政策。

機隊規模

	截至二零零六年六月三十日止各機隊的數目				已確實訂購架數				營業租賃期滿架數				
		租賃											
飛機類型	擁有	籌資	營業	總數	'06	'07	'08及之後	總數	'07	'08	'11	'12	購買權
由國泰航空營運的飛機：													
747-400	21		3	**24**[(a)]	2[(b)]	3[(c)]		**5**	1			2	
747-200貨機	4	3		**7**									
747-400貨機	2	4		**6**									
747-400BCF貨機	1			**1**									
747-400ERF貨機							6	**6**					
777-200	1	4		**5**									
777-300	1	10		**11**	1			**1**					
777-300ER						5[(d)]	13[(d)]	**18**					20[(e)]
A330-300	3	20	3	**26**	1	2	3[(f)]	**6**			3		
A340-300		11	4	**15**							4		
A340-600			3	**3**					2	1			
總數	33	52	13	**98**	4	10	22	**36**	3	1	7	2	20
由華民航空營運的飛機：													
A300-600貨機	2	6		**8**									

(a) 包括三架正進行改裝的飛機。

(b) 包括一架營業租賃期為九年的飛機。

(c) 包括兩架營業租賃期分別為八年和九年的飛機。

(d) 包括兩架營業租賃期為十年的飛機。

(e) 此等購買權所涉及的飛機須於二零一七年前付運。

(f) 營業租賃期為七年半的飛機。

科技著著領先

- 我們在透過互聯網及機場專櫃自助辦理登機服務的發展領先同儕，提供更優良和效率更高的顧客服務。

- 「寰宇一家」所有現有夥伴現時均可使用電子票務安排，其他航空公司將陸續加入。

- 現時所有持電子機票的乘客均可於網上辦理登機手續及選擇機位。

- 推出全新版本的公司網站 cathaypacific.com，讓乘客享用更便捷的瀏覽功能和更先進的網上訂票系統。

- 國泰航空率先推出相等於客運服務電子機票系統的無紙貨運服務。

合作夥伴

- 日本航空公司正式加入「寰宇一家」，我們是該聯盟的創辦成員。

- 匈牙利航空公司及皇家約旦航空公司亦已正式表示有意加入「寰宇一家」。

- 「寰宇一家」另一創辦成員，即基地設於都柏林的愛爾蘭航空公司，已決定於二零零七年退出該聯盟。

雖然油價持續高企，我們仍繼續投資於產品、服務、飛機及基礎設施。誠如公司公告所述，我們計劃將港龍航空納入為旗下全資附屬公司，藉此進一步加強香港的環球航運樞紐地位，此外，我們將在現有百份之十國航股權以外再增持國航股權，而國航亦將持有國泰航空百分之十七點五股權。這些行動將創造出全球其中一個最強大的航空集團。

產品及服務屢獲殊榮

- 國泰航空獲《Air Transport World》雜誌及 OAG 選為「二零零六年最佳航空公司」。連同著名旅遊雜誌《TTG Asia》及 Skytrax Research 給予的表揚，我們同時獲得四個「全年最佳航空公司」獎項。
- 連續第二年獲旅遊零售出版商 Raven Fox 選為「亞太區最佳機艙零售商」。
- 公司的機場員工獲香港優質顧客服務協會頒發四項優質顧客服務大獎，包括「外勤及特別服務 — 金獎」。
- 在南華早報及 Harper's Bazaar 時尚大獎中，香港的國泰機場貴賓室「寰宇堂」及「玉衡堂」獲選為「最佳機場貴賓室」。
- 國泰航空的電視廣告《吱喳小妹篇》在亞洲電視與香港廣告客戶協會合辦的「第十二屆十大電視廣告頒獎禮」中獲最高榮譽獎。

發展空運樞紐

- 開辦前往晨奈的貨機服務，以及增加往亞特蘭大、達拉斯、德里、孟買、檳城及新加坡的班次。
- 由九月開始，貨機網絡將增加斯德哥爾摩及多倫多兩地，使航點數目增至三十個。
- 增加前往阿德萊德、法蘭克福、羅馬及首爾的客運航班。
- 計劃於香港國際機場興建及營運全球最大的貨站，以加強機場的環球物流樞紐地位。貨站每年可處理多達五百萬噸貨物。若投標成功，首期工程將於二零零九年完成。
- 由於增加於港龍航空的持股量，國泰航空的國際網絡將與港龍航空前往中國內地及區內二線航點的短途航線結合起來。
- 此外，公司與國航密切的關係，將進一步使香港及北京發展為中國內地的門戶城市和樞紐。

機隊日益壯大

- 已行使之前公佈有關增添波音777-300ER型飛機的部分購買權，承諾再購入兩架該類型飛機。我們對此型號飛機的訂購量增加至十八架。新增的飛機將於二零零七年九月至二零一零年六月付運。
- 已訂購六架新波音747-400ERF型貨機，將於二零零八至二零零九年間付運。
- 已在七月接收一架波音777-300型飛機及第二架波音747-400BCF型貨機，第三架將於九月付運。
- 另外三架改裝貨機將於二零零七年運抵，我們有權選擇再改裝六架飛機。
- 公司第一百架飛機是一架空中巴士 A330-300型飛機，將於本月運抵。
- 旗下全貨運附屬公司華民航空於五月及六月接收第七及第八架空中巴士 A300-600F 型貨機。

主席致函

集團在踏入六十週年的首六個月錄得股東應佔溢利港幣十六億六千八百萬元。以飛機燃油平均價格上漲百分之二十八點五至每美制加侖二美元的高水平來看，上半年業績已相當不俗。

營業總額為港幣二百七十億八千六百萬元，較去年同期港幣二百三十八億八千四百萬元增加百分之十三點四。乘客數目增加百分之十一點一，達八百一十萬人次，而可載客量則增加百分之十點八。雖然頭等及商務客運需求殷切，但乘客收益率卻下降百分之三至港幣四十五點八仙。香港出口貨運需求亦甚殷切，運載貨物量增加了百分之十點六，達五十七萬二千五百五十二噸。貨運收益率由去年上半年的港幣一點七五元下降至本年同期的港幣一點六九元。

燃料開支增加百分之三十點四至港幣八十六億八千一百萬元。徵收燃油附加費只能抵銷部份增加的燃料成本。我們致力減省成本，並持續提高生產力，因此除燃料外的單位成本下降了百分之一點三。

在我們的擴展計劃中，首要工作是將港龍航空納入為旗下的全資附屬公司，藉此創造重大價值。在此計劃中，國航將成為集團的股東，而我們也會增持國航股權。

誠如之前所公佈，我們希望在香港國際機場興建及營運自己的貨站，計劃中新貨站最終每年可處理貨物達五百萬噸，有助公司推行積極的貨運拓展計劃，大量減省成本，推動產品創新和加強香港的環球物流樞紐地位。

擴充機隊的工作進展迅速。繼二零零五年十二月宣佈公司歷來最大規模的飛機訂購計劃，增添十六架波音777-300ER型飛機後，我們已行使部分之前公佈的購買權，訂購另外兩架飛機，於二零零九年付運。我們對此型號飛機的訂購量增加至十八架。此外還訂購了六架全新波音747-400ERF型加長版貨機，於二零零八及二零零九年付運。

我們在七月接收一架波音777-300型飛機及公司第二架波音747-400BCF型貨機(又名「波音改裝貨機」)。第三架改裝貨機訂於九月付運，另外三架於二零零七年運抵，並有權選擇再改裝六架飛機。公司第一百架飛機是一架空中巴士A330-300型飛機，將於本月運到。

新增的服務繼續加強國泰航空網絡。我們開辦了前往印度晨奈的貨機服務，並增加往亞特蘭大、達拉斯、德里、孟買、檳城及新加坡的班次。由九月開始增加前往斯德哥爾摩及多倫多的航線後，國泰貨機網絡將增至三十個航點。此外，還加開前往阿德萊德、法蘭克福、羅馬及首爾的客運航班。

觀乎各項擴展計劃，已足見我們對集團及香港的未來充滿信心。全年業績應可受惠於收購港龍航空的行動；同時，亦將繼續大受油價及相關附加費所影響。縱使如此，我們仍一如既往，專心一意為顧客提供卓越和超值的服務，有效益地擴充業務，以及提升香港作為環球樞紐及中國內地門戶城市的地位。

主席

白紀圖

香港，二零零六年八月九日

集團財務統計數字

		二零零六年	二零零五年	
		截至六月三十日止六個月		變幅
業績				
營業總額	港幣百萬元	27,086	23,884	+13.4%
國泰航空股東應佔溢利	港幣百萬元	1,668	1,670	-0.1%
每股盈利	港仙	49.3	49.5	-0.4%
每股股息	港仙	20.0	20.0	–
邊際利潤	%	7.3	7.8	-0.5 個百分點
		六月三十日	十二月三十一日	
資產負債表				
國泰航空股東應佔資金	港幣百萬元	36,343	34,968	+3.9%
借款淨額	港幣百萬元	7,577	9,050	-16.3%
每股股東資金	港元	10.7	10.3	+3.9%
債務淨額股份比例	倍數	0.21	0.26	-0.05 倍

營業統計數字 — 國泰航空

		二零零六年	二零零五年	
		截至六月三十日止六個月		變幅
可用噸千米數(「可用噸千米」)	百萬	9,126	8,446	+8.1%
運載乘客人次	千位	8,144	7,333	+11.1%
乘客運載率	%	79.1	78.1	+1.0 個百分點
乘客收益率	港仙	45.8	47.2	-3.0%
運載貨物量	千噸	573	518	+10.6%
貨物及郵件運載率	%	67.7	65.9	+1.8 個百分點
貨物及郵件收益率	港元	1.69	1.75	-3.4%
每可用噸千米成本	港元	2.19	2.19	–
除燃料外每可用噸千米成本	港元	1.56	1.58	-1.3%
飛機使用量	每日時數	12.7	12.6	+0.8%
航班準時表現	%	87.7	86.9	+0.8 個百分點

國泰航空公司是一家在香港註冊及以香港為基地的國際航空公司，
提供定期貨運及客運服務往來全球九十二個城市。

國泰航空於一九四六年在香港成立，致力服務香港。公司不斷進行龐大投資，以發展香港的航空業及提升香港作為環球航空樞紐的地位。除擁有一支共九十八架廣體飛機的機隊外，公司的投資範圍還包括航空飲食、飛機維修及地勤服務公司，和位於香港國際機場的企業總部。國泰航空連同其附屬及聯屬公司在香港僱用超過二萬三千名員工。國泰航空及其主要股東均為香港聯合交易所的上市公司。

國泰航空是香港華民航空有限公司（「華民航空」）、中國國際航空股份有限公司（「國航」）及港龍航空有限公司（「港龍航空」）的股東。華民航空是一家全貨運航空公司，在亞洲區提供定期貨運服務。公司已宣佈計劃將港龍航空納入為旗下全資附屬公司。

公司是環球航空聯盟「寰宇一家」的創辦成員，該聯盟的網絡為全球約六百個目的地提供服務。



國泰航空
港龍航空
香港華民航空

目錄

公司資料

國泰航空有限公司是於香港註冊成立的有限公司。

投資者關係

查詢有關國泰航空公司的詳情，請聯絡：

國泰航空有限公司

企業傳訊部

香港國際機場

國泰城北座七樓

電話：2747 5210

傳真：2810 6563

國泰航空的主要國際互聯網絡網址為

http://www.cathaypacific.com

設計：化美設計顧問有限公司　www.format.com.hk

本中期報告所用紙張以100%無氯漂染，50%再生木材及來自商業植林區的紙漿製成。

國泰航空公司

股票代號：00293


CATHAY PACIFIC CARGO

國泰航空有限公司

二零零六年中期報告

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